                              UNITED STATES               SEC File Number
                    SECURITIES AND EXCHANGE COMMISSION        0-21335
                          Washington, D.C. 20549
                                                            Cusip Number
                                                             366033108
                               FORM 12b-25

                       NOTIFICATION OF LATE FILING

(Check One) [X]Form 10-K and Form 10-KSB [ ]Form 20-F [ ]Form 11-K
            [ ]Form 10-Q and Form 10-QSB [ ]Form N-SAR

                 For Period Ended:   December 31, 1998
                                   -------------------------------
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended: ----------------
---------------------------------------------------------------------------
  If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I, Item 1, Part II, Items 6, 7 and 8; Part IV, Item 14(a), and Exhibit
23.1  (Consent of Ernst & Young LLP), Exhibit 23.2 (Consent of BDO Seidman,
LLP) and Exhibit 27.1 (Financial Data Schedule) of  Item 14(c)

---------------------------------------------------------------------------
PART I - REGISTRANT INFORMATION
---------------------------------------------------------------------------
Full Name of Registrant

                             GARGOYLES, INC.
---------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

                         5866 South 194th Street
---------------------------------------------------------------------------
City, State and Zip Code

                          Kent, Washington 98032

---------------------------------------------------------------------------
PART II - RULES 12b-25(b) and (c)
---------------------------------------------------------------------------

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

 [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X] (b) The subject annual report, on Form 10-K, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; and

 [X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

---------------------------------------------------------------------------
PART III -- NARRATIVE
---------------------------------------------------------------------------

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period:

     The information required by Item 1 of Part I, Items 6, 7 and 8 of Part II and Item 14(a) of Part IV of Form 10-K, Exhibit 23.1 (Consent of Ernst & Young LLP), Exhibit 23.2 (Consent of BDO Seidman, LLP) and Exhibit 27 (Financial Data Schedule) of Item 14(c) have not been filed with the registrant's report on Form 10-K for the year ended December 31, 1998 (the "1998 10-K"). Registrant is unable to file this information without unreasonable effort and expense for the reasons set forth below.

     In 1998, the registrant changed its independent auditors. In 1998, the registrant also has been engaged in ongoing efforts to secure needed equity capital. Due to the registrant's cash constraints the registrant was unable to engage its new auditors to audit its 1998 financial statements until February 23, 1998, and its new auditors did not have access to the work papers of its old auditors, until March 23, 1999. This delay has precluded the registrant's new auditors from timely completing the audit of the financial statements to be included in the Annual Report on Form 10-K. Until the audit of the registrant's financial statements has been completed, the registrant lacks a reasonable basis for describing various of the details of the registrant's business and operations, nor can the financial statements and related Management's Discussion and Analysis thereof be appropriately finalized and included in the Annual Report on Form 10-K.

---------------------------------------------------------------------------
PART IV -- OTHER INFORMATION
---------------------------------------------------------------------------

     (1) Name and telephone number of person to contact in regard to this notification

          Name: Cynthia Pope, Vice President, General Counsel and Corporate Secretary Telephone Number: (253) 796-2752 ext. 3404
--------------------------------------------------------------------------

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
filed? If the answer is no, identify report(s).       [ X ] Yes   [   ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report
or portion thereof?                                   [ X ] Yes   [   ] No


      Gargoyles, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 30, 1999          By: /s/ LEO ROSENBERGER
      --------------               ----------------------------------------
                                   Leo Rosenberger, Chief Executive Officer


Exhibit 1 Letter dated March 30, 1999, from BDO Seidman,LLP to Securities and Exchange Commission